UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period of ______________________________ May 8 - 27, 2002

HURRICANE HYDROCARBONS LTD.
(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. News Release:
   May 27, 2002 – Production Reductions in the South Turgai Basin

2. Toronto Stock Exchange Monthly Report on Options, Warrants and Shares – April 30, 2002

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F __√_ Form 40-F___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: May 27, 2002 **By:** ________________________________
Ihor P. Wasylkiw, P.Eng., Vice President Investor Relations

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

TSE

Toronto Stock Exchange

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Company Name:	Hurricane Hydrocarbons Ltd.		
Stock Symbol:	HHL.a		
For Month Ending:	April 30, 2002	**Contact Name:**	Ihor Wasylkiw
Date Prepared:	May 16, 2002	**Phone Number:**	(403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					4,625,743
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					0
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Apr 1, 2002	C.Clift	Dec 20, 2000	$4.37	5,000	
Apr 2, 2002	R. Dudar	Aug 23, 2001	$9.00	300	
Apr 11, 2002	C. Cleret	Sept 15, 2000	$5.57	25,000	
Apr 17, 2002	A. MacDonald	Apr 17, 2001	$6.67	2,500	
Apr 17, 2002	A. MacDonald	Aug 23, 2001	$9.00	150	
Apr 17, 2002	A. Large	Apr 17, 2001	$6.67	2,500	
Apr 17, 2002	A. Large	Aug 23, 2001	$9.00	150	
Apr 17, 2002	L. Lindstrom	Apr 17, 2001	$6.67	2,500	
Apr 17, 2002	L. Lindstrom	Aug 23, 2001	$9.00	150	
Apr 19, 2002	M. Azancot	Feb 11, 2000	$0.42	3,000	
Apr 22, 2002	M. Azancot	Feb 11, 2000	$0.42	7,000	
Apr 22, 2002	L. Stratulate	Apr 17, 2001	$6.67	2,500	
Apr 22, 2002	L. Stratulate	Aug 23, 2001	$9.00	150	
Apr 23, 2002	A. Gajek	Apr 17, 2001	$6.67	2,500	
Apr 23, 2002	A. Gajek	Aug 23, 2001	$9.00	150	
Subtotal					(53,550)
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					0
Closing Stock Option Plan Balance					4,572,193

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		4,819,800
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		(53,550)
Closing Reserve Balance		4,766,250

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947-4547

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		81,041,713
Stock Options Exercised		53,550
Share Purchase Plan		
Corresponding Convertible Securities Exercised		25,090
Corresponding Convertible Securities Cancelled		
Shares Cancelled		
Issuer Bid Cancellation		
Closing Issued Capital Balance		81,120,353

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947 4547

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – May 27, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Production Reductions in the South Turgai Basin

CALGARY, Alberta - Hurricane Hydrocarbons Ltd. ("Hurricane") announces that effective May 26th, its Kazakhstan subsidiary Hurricane Kumkol Munai ("HKM") and its Joint Venture with Lukoil, Turgai Petroleum, were forced to temporarily reduce their production due to full inventories and export limitations.

If crude oil exports remain at their recent rates of approximately 62,000 barrels per day (bpd) (8,000 tonnes per day (tpd)), average to date in May, it is anticipated that production will remain at reduced rates until June 18th when the Shymkent refinery is put back into operations after the annual turnaround.

The combined production of HKM and Turgai Petroleum averaged 147,290 bpd (19,015 tpd) since May 1st and their current combined production capacity is approximately 152,985 bpd (19,750 tpd).

The Kazgermunai Joint Venture, which markets its production independently, also experienced export limitations and has reduced its production to about 15,755 bpd (2,034 tpd) versus a current capacity of about 23,240 bpd (3,000 tpd).

FACTORS CONTRIBUTING TO THE EXPORT LIMITATIONS

These temporary production cut backs result from the combination of several factors.

1 - The Ministry of Energy regulates the supply of the domestic market and export of crude oil by setting monthly export quotas for each producer and for specific export routes. Until recently, the procedure although cumbersome, inconsistent with free market principles and contrary to the terms of the Hydrocarbons Contracts, was administered in the framework of an annual plan mutually agreed to and did not result in actual restrictions.

However, over the last few months, following personnel changes at the Ministry, the procedure has lost transparency and its consensual character. The Ministry has started to issue successive and partial export quotas for the same month, making the proper organization of logistics and sales contracts virtually impossible and resulting in lost sales.

As an example, for the month of May, the Ministry had issued initially to Hurricane Kumkol Munai and Turgai Petroleum a combined export quota of 2.05 million barrels (MMbbls) (265,000 tonnes) and then added an additional 0.77 MMbbls (100,000 tonnes) on May 15th versus an initial request for 3.43 MMbbls (442,200 tonnes).

2 - Hurricane Kumkol Munai and Turgai Petroleum have not yet received an effective allocation for shipments through the Atyrau-Samara pipeline contrary to their expectations that after the start up of the Caspian Pipeline Consortium ("CPC") which already freed up a capacity of about 71,000 bpd (9,166 tonnes per day) previously used by crude oil from Tengiz, the available capacity would be shared fairly and equitably between other Kazakh producers.

For the Turgai Basin producers, the Atyrau-Samara pipeline would be currently the best export route since it represents the shortest distance by rail, is the most effective in terms of rail car use and need not involve traders.

The Atyrau-Samara pipeline will remain the second best export route after CPC becomes effectively accessible at Atyrau.

3 - The South Turgai producers have also experienced increased difficulties in receiving the necessary rail cars from the National Rail Transportation Company and have to lease an increasing number of rail cars or rely on rail cars provided by traders.

In addition, the monthly allocation of export quota, the short time often left between the allocation of the monthly export quota and the end of the month, do not allow the various parties involved in the logistics to properly arrange for rail cars in time nor to make the required term commitments.

4 - The Shymkent refinery has started a turnaround for maintenance on May 16th with completion expected by June 18th. As a result, the Shymkent refinery is currently unable to process crude oil, increasing temporarily the export needs of the South Turgai Basin producers by about 81,300 bpd (10,500 tpd).

This turnaround, together with another one in the fall, is a technical requirement of the refinery and has been taking place every year. In previous years, unlike this year, exports were increased during the turnaround periods and production curtailments were avoided.

HURRICANE'S PRESIDENT COMMENTS

Bernard Isautier, President of Hurricane Hydrocarbons Limited, said: "Over the last few weeks, Hurricane has had a number of meetings with senior members of the Kazakh Government, the President of the newly created National Company KazMunaiGas and the new President of the National Railway Transportation Company. These have all been positive and supportive of Hurricane's operations in Kazakhstan.

The recent export difficulties should be regarded more as resulting from the introduction of new administrative procedures and constraints at the day to day working level coupled with the reorganization of various ministries. This has happened at the time of growing production for both Kazakhstan and Hurricane, when maximum transportation efficiency is needed. We remain hopeful that the situation will be corrected within a reasonable time. "

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

For further information please contact:

Bernard F. Isautier President and Chief Executive Officer 44 (1753) 410-020	**Ihor P. Wasylkiw** Vice President Investor Relations (403) 221-8658